SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated July 11, 2014	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: July 14, 2014	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 941)

ANNOUNCEMENT ON THE ESTABLISHMENT OF

CHINA COMMUNICATIONS FACILITIES SERVICES

CORPORATION LIMITED

The Board is pleased to announce that on 11 July 2014 (after trading hours), China Mobile Communication Company Limited, a wholly-owned subsidiary of the Company, entered into a promoters’ agreement with China United Network Communications Corporation Limited, a wholly-owned subsidiary of China Unicom (Hong Kong) Limited (stock code: 762), and China Telecom Corporation Limited (stock code: 728) to establish China Communications Facilities Services Corporation Limited. Pursuant to the agreement, the Company will subscribe for 4 billion shares of par value of RMB1.00 per share in the registered capital of China Communications Facilities Services Corporation Limited in cash, which represent 40.0% of the registered capital of China Communications Facilities Services Corporation Limited upon its establishment.

The parties are at a preliminary stage in considering potential injections of certain telecommunications assets into China Communications Facilities Services Corporation Limited. Any such asset injection will be conducted in compliance with applicable legal and regulatory requirements (including but not limited to the Listing Rules) and further announcement(s) will be made as and when appropriate.

This announcement is made pursuant to Rule 13.09 of the Listing Rules and Part XIVA of the Securities and Futures Ordinance. Each of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the establishment of China Communications Facilities Services Corporation Limited is less than 5%. Accordingly, the establishment of China Communications Facilities Services Corporation Limited does not currently constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 30 April 2014 in relation to the Company’s discussions with the two other largest telecommunications operators in the PRC regarding the possible establishment of a joint venture company to develop base station infrastructures. This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

A-1

INTRODUCTION

The board of directors of the Company (the “Board”) is pleased to announce that on 11 July 2014 (after trading hours), China Mobile Communication Company Limited, a wholly-owned subsidiary of the Company, entered into a promoters’ agreement with China United Network Communications Corporation Limited, a wholly-owned subsidiary of China Unicom (Hong Kong) Limited (stock code: 762), and China Telecom Corporation Limited (stock code: 728) to establish China Communications Facilities Services Corporation Limited. Pursuant to the agreement, China Mobile Communication Company Limited will subscribe for 4 billion shares of par value of RMB1.00 per share in the registered capital of China Communications Facilities Services Corporation Limited in cash, which represent 40.0% of the registered capital of China Communications Facilities Services Corporation Limited upon its establishment.

PARTICULARS OF CHINA COMMUNICATIONS FACILITIES SERVICES CORPORATION LIMITED

The particulars of China Communications Facilities Services Corporation Limited immediately upon its establishment are set out as follows:

Name:	China Communications Facilities Services Corporation Limited

Registered capital:	RMB10 billion

Legal status:	a joint stock limited company established under PRC laws

Business scope:	mainly on construction, maintenance and operation of telecommunications towers; also on construction, maintenance and operation of ancillary facilities including base station control rooms, power supplies and air conditioning as well as interior distribution systems; and provision of outsourced services of base station equipment maintenance

The shareholding structure of China Communications Facilities Services Corporation Limited immediately upon its establishment is as follows:

Name of shareholder		Number of shares subscribed	Shareholding percentage
1.	China Mobile Communication Company Limited	4.00 billion	40.0%
2.	China United Network Communications Corporation Limited	3.01 billion	30.1%
3.	China Telecom Corporation Limited	2.99 billion	29.9%
Total		10.0 billion	100.0%

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REASONS FOR AND BENEFITS OF ESTABLISHING CHINA COMMUNICATIONS FACILITIES SERVICES CORPORATION LIMITED

The Company is of the view that the establishment of China Communications Facilities Services Corporation Limited can reduce duplicating and redundant construction of telecommunications towers and related telecommunications infrastructure in the telecommunications industry, optimize industry-wide investment efficiency, further promote resources sharing of telecommunications infrastructure, alleviate the difficulty arising from site selection for telecommunications towers, enhance the Company’s ability to grow organically through efficient use of resources and promote resources conservation and environmental protection in a systematic manner. The establishment of China Communications Facilities Services Corporation Limited can also allow the Company to reduce its overall investment scale; utilize existing assets with higher efficiency, save capital expenditure, optimize cash management, focus on core operations, improve the Company’s competitiveness and expedite the Company’s strategic transformation and upgrading.

FUTURE PLANS

The parties are at a preliminary stage in considering potential injections of certain telecommunications assets into China Communications Facilities Services Corporation Limited. Any such asset injection will be conducted in compliance with applicable legal and regulatory requirements (including but not limited to the Listing Rules) and further announcement(s) will be made as and when appropriate.

LISTING RULES IMPLICATIONS

This announcement is made pursuant to Rule 13.09 of the Listing Rules and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Each of the applicable percentage ratios under Rule 14.07 of the Listing Rules in respect of the establishment of China Communications Facilities Services Corporation Limited is less than 5%. Accordingly, the establishment of China Communications Facilities Services Corporation Limited does not currently constitute a notifiable transaction of the Company under Chapter 14 of the Listing Rules.

By Order of the Board China Mobile Limited Xi Guohua Chairman

Hong Kong, 11 July 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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